Filed by NYSE Group, Inc.
              Pursuant to Rule 425 under the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-12 of the
                                     Securities Exchange Act of 1934, as amended

                                                              Subject Companies:
                                                   New York Stock Exchange, Inc.
                                                      Archipelago Holdings, Inc.
                                                 (Commission File No. 001-32274)
                                                           Date: January 9, 2006


On January 6, 2006, New York Stock Exchange, Inc. issued the following news release:

                                      * * *

NYSE Announces Officer Promotions and Appointments

NEW YORK, Jan. 6, 2006 - The New York Stock Exchange today announced 21 management promotions and appointments. As indicated below, some positions or responsibilities become effective upon SEC action on the pending rule filings enabling completion of the NYSE's merger with Archipelago Holdings.

Promoted to Executive Vice President were: Dale B. Bernstein, Human Resources and James F. Duffy, General Counsel, NYSE Regulation.

Promoted to Senior Vice President were: Andrew T. Brandman, Corporate Planning, Finance; Mary L. Brienza, Corporate Audit and Regulatory Quality Review; Michael
H. Cohen, Advertising and Marketing, Communications; Janice Stahura O'Neill, Corporate Compliance, NYSE Regulation; Michael G. Rufino, Member Firm Regulation, NYSE Regulation; Glenn W. Tyranski, Financial Compliance, NYSE Regulation. The Exchange also named Dr. Dieter Eisinger as Senior Vice President, Project Management Office, NYSE Group, effective at the close of the merger.

Promoted or appointed as Vice President were: Robert Airo, Member Client Group; Allison A. Bishop, Risk Assessment, NYSE Regulation; Steven J. Brostoff, Enforcement, NYSE Regulation; John G. Casale, The Americas, Global Corporate Client Group; Anthony J. Cavallaro, Enforcement, NYSE Regulation; Stephen M. Ditaranto, Market Survelliance, NYSE Regulation; Mark A. Gurliacci, Research; Robert A. Jakobsze, New Product Development, Technology; Madhusudan Kannan, Asia-Pacific, Global Corporate Client Group; Linda S. Riefberg, Enforcement, NYSE Regulation; Veronica Sullivan, Government Affairs. In addition, Gary M. Stein will assume the role of Vice President, Investor Relations.

Executive Vice President Promotions

Dale B. Bernstein, Human Resources and Corporate Services

Ms. Bernstein, 51, had been senior vice president, Human Resources and Corporate Services. Ms. Bernstein will be responsible for the full range of Human Resources for the NYSE Group once the merger becomes effective, including oversight of the combined entity's Ethics function. Ms. Bernstein, who joined the NYSE in 1986, reports to the chief executive officer.

James F. Duffy, General Counsel, NYSE Regulation

Mr. Duffy, 56, had been senior vice president since 1999, when he joined the NYSE, and was promoted to the additional position of deputy general counsel in 2004. He had been responsible for working with the Global


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Corporate Client Group, Corporate and Financial Departments, and Competitive
Position Group. In his role as general counsel, NYSE Regulation - a newly created position - Mr. Duffy will report to the chief regulatory officer.



Senior Vice President Promotions and Appointment

Andrew T. Brandman, Corporate Planning, Finance

Mr. Brandman, 36, had been vice president, Business Control, Finance. Upon completion of the merger, Mr. Brandman will oversee the financial planning for the NYSE Group. He joined the NYSE in 2004 and reports to the chief financial officer, Finance.

Mary L. Brienza, Corporate Audit and Regulatory Quality Review

Ms. Brienza, 50, had been vice president, Corporate Audit and Regulatory Quality Review since 2004. Since joining the Exchange in 1992, her responsibilities have included managing a team of attorneys in the Enforcement Division, managing the internal audit, regulatory quality review and information technology audit functions, in addition to interfacing with the Exchange's Regulatory Oversight Committee and Audit Committee. Ms. Brienza reports administratively to the executive vice president and general counsel.

Michael H. Cohen, Advertising and Marketing, Communications

Mr. Cohen, 43, was named vice president, Marketing Communications in 2001. Upon completion of the merger, Mr. Cohen will be part of the senior management team responsible for the advertising and marketing strategy for NYSE Group. Mr. Cohen joined the NYSE in 1997 and reports to the executive vice president, Communications and Government Relations.

Dr. Dieter Eisinger, Project Management Office, NYSE Group

Effective at the close of the merger, Dr. Eisinger, formerly practice director, Financial Services for CSC Consulting Group, will lead merger-planning activities, assess strategic business initiatives and identify operational efficiencies. Since joining CSC Consulting in 1995, Dr. Eisinger led several successful consulting projects with leading investment banks and top Fortune 1000 companies. He will report to Gerald Putnam, president.

Janice Stahura O'Neill, Corporate Compliance, NYSE Regulation

Ms. Stahura O'Neill, 48, had been vice president of Corporate Compliance, NYSE Regulation, responsible for ensuring that listed companies comply with qualitative standards for initial and continued listing, including governance standards. She joined the NYSE in 1983 and reports to the chief regulatory officer, NYSE Regulation.

Michael G. Rufino, Member Firm Regulation, NYSE Regulation

Mr. Rufino, 39, had been vice president, Member Firm Regulation, NYSE Regulation, responsible for sales-practice examinations of member firms as well as the complaints and registration areas. Mr. Rufino joined the NYSE in 1988 and reports to the executive vice president, Member Firm Regulation, NYSE Regulation.

Glenn W. Tyranski, Financial Compliance, NYSE Regulation

Mr. Tyranski, 43, had been vice president, Financial Compliance, NYSE Regulation, responsible for the initial and continued financial review of all listed companies, both prospective and existing, as well as enhancing the


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Exchange's overall Financial Compliance function. Having joined the NYSE in
1996, Mr. Tyranski reports to the chief regulatory officer, NYSE Regulation.

Vice President Promotions



Robert Airo, Member Client Group

Mr. Airo, 46, had been managing director, Member Client Group, responsible for member firm and trading floor communication regarding the NYSE's value proposition and market initiatives including Hybrid Market education, transaction pricing, customer feedback and various order flow generating programs. Mr. Airo, who joined the Exchange in 2001, reports to the senior vice president, Member Client Group.

Allison A. Bishop, Risk Assessment, NYSE Regulation

Ms. Bishop, 44, had been managing director of the Risk Assessment unit since it was created in 2004, responsible for the proactive identification of risk and trend assessment across the regulatory program. She joined the NYSE in 1996 and served as trial counsel and director in the Enforcement division. As vice president of Risk Assessment - a newly created position - she reports to the chief regulatory officer, NYSE Regulation.

Steven J. Brostoff, Enforcement, NYSE Regulation

Mr. Brostoff, 48, had been managing director, Enforcement, NYSE Regulation, responsible for the Trading Investigation Department, which focuses on trading by NYSE specialists and floor brokers as well as "upstairs" firms. He joined the NYSE in 1997 and will report to executive vice president, Enforcement, NYSE Regulation.

John G. Casale, The Americas, Global Corporate Client Group

Mr. Casale, 50, had been managing director, The Americas, where he supervises the new-business and client-service efforts in that region. Joining the Exchange in 1998, Mr. Casale's focus has been on building and maintaining strong relationships with company and government officials in the Americas, supporting currently listed companies, and communicating the NYSE's value proposition to prospective listed companies. Mr. Casale reports to the executive vice president, Global Corporate Client Group.

Anthony J. Cavallaro, Enforcement, NYSE Regulation

Mr. Cavallaro, 41, had been a managing director, Enforcement, NYSE Regulation, responsible for the Sales Practice Department. He joined the NYSE in 1997 and will report to the executive vice president, Enforcement, NYSE Regulation.

Stephen M. Ditaranto, Market Surveillance, NYSE Regulation

Mr. Ditaranto, 38, had been managing director in Market Surveillance, NYSE Regulation since he joined in 2004 to head the new Surveillance Automation Development Planning and Assessment department, responsible for assessing and monitoring the quality and effectiveness of surveillances and spotting risks. He reports to the executive vice president, Market Surveillance, NYSE Regulation.

Mark A. Gurliacci, Research

Mr. Gurliacci, 42, had been managing director, Research, responsible for the creation and management of internal and external data development systems, research databases and data analysis, supporting the Exchange's


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business, academic and public-policy goals. Since he joined the NYSE in 1998,
Mr. Gurliacci has worked to expand the detail and availability of public data including NYSE volume, program trading and short interest. He reports to the senior vice president and chief economist, Research.

Robert A. Jakobsze, New Product Development, Technology

Mr. Jakobsze, 41, had been managing director in the same division, responsible for information technology for the Global Corporate Client Group as well as IT relating to merger planning. He joined the NYSE in 2001 and reports to the chief technology officer, Technology.

Madhusudan Kannan, Asia-Pacific, Global Corporate Client Group

Mr. Kannan, 32, had been managing director, Asia-Pacific, supporting the Exchange's initiatives in emerging markets through the development of relationships with government officials, corporations and investors. Mr. Kannan, who joined the Exchange in 1997, reports to the executive vice president, Global Corporate Client Group.

Linda S. Riefberg, Enforcement, NYSE Regulation

Ms. Riefberg, 46, had been managing director, Enforcement, Regulation, which investigates and prosecutes violations of federal securities laws and NYSE rules by members, member organizations, and their employees. Ms. Riefberg, who joined the Exchange in 1993, is also involved the areas of e-mail retention and review, establishing best practice standards for member firms and rule development. She reports to the executive vice president, Enforcement, NYSE Regulation.

Gary M. Stein, Vice President, Investor Relations

Mr. Stein, 38, had been vice president, Business Development since he joined the NYSE in April 2004, responsible for business analysis pertaining to the corporate-finance objectives of the Exchange, and reviewing the NYSE's equity interests and other potential growth opportunities. In his new role - a newly created position - Mr. Stein will be responsible for managing relationships and communication with shareholders and the investment community for NYSE Group, Inc. He will report to the chief financial officer, Finance.

Veronica Sullivan, Government Relations

Ms. Sullivan, 38, had been director, Government Affairs since joining the NYSE in 2004, responsible for directing state and local government relations as well as working at the federal level on a variety of areas of importance to the NYSE. She will continue to advocate issues of significance for the NYSE with various government entities. Ms. Sullivan reports to the senior vice president, Government Relations.

# # # #

Important Acquisition Information With Respect To The Merger

In connection with the proposed merger of the New York Stock Exchange, Inc. ("NYSE") and Archipelago Holdings, Inc. ("Archipelago"), NYSE Group, Inc. has filed a registration statement on Form S-4 with the Securities and Exchange Commission (SEC) containing a joint proxy statement/prospectus regarding the proposed transaction. The parties have filed other publicly available relevant documents concerning the proposed transaction with the SEC. The SEC declared the Registration Statement effective on November 3, 2005.

NYSE MEMBERS AND ARCHIPELAGO STOCKHOLDERS ARE URGED TO READ THE FINAL JOINT PROXY STATEMENT/ PROSPECTUS REGARDING THE PROPOSED TRANSACTION BECAUSE IT CONTAINS IMPORTANT INFORMATION.

NYSE members and Archipelago stockholders can obtain a free copy of the final joint proxy statement/prospectus, as well as other filings containing information about NYSE and Archipelago without charge, at the SEC's website (http://www.sec.gov). Copies of the final joint proxy statement/prospectus can also be obtained, without charge, by directing a request to the Office of the Corporate Secretary, NYSE, 11 Wall Street, New York 10005, 212-656-2061 or to Archipelago, Attention: Investor Relations, at 100 S. Wacker Drive, Suite 1800, Chicago, Illinois 60606 or calling (888) 514-7284.

This correspondence shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Forward-Looking Statements

Certain statements in this correspondence may contain forward-looking information regarding the NYSE and Archipelago and the combined company after the completion of the transactions that are intended to be covered by the safe harbor for "forward-looking statements" provided by the Private Securities Litigation Reform Act of 1995. These statements include, but are not limited to, the benefits of the business combination transaction involving NYSE and Archipelago, including future financial and operating results, the new company's plans, objectives, expectations and intentions and other statements that are not historical facts. Such statements are based upon the current beliefs and expectations of NYSE's and Archipelago's management and are subject to significant risks and uncertainties. Actual results may differ from those set forth in the forward-looking statements.

The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: the ability to obtain governmental approvals of the transaction on the proposed terms and schedule; the failure of NYSE members or Archipelago shareholders to approve the transaction; the risk that the businesses will not be integrated successfully; the risk that the cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected; disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; competition and its effect on pricing, spending, third-party relationships and revenues; social and political conditions such as war, political unrest or terrorism; general economic conditions and normal business uncertainty. Additional risks and factors are identified in Archipelago's filings with the Securities Exchange Commission, including its Report on Form 10-K for the fiscal year ending December 31, 2004 which is available on Archipelago's website at www.Archipelago.com, and the Registration Statement on Form S-4 filed by NYSE Group, Inc. with the SEC on July 21, 2005 (and amended on September 24, 2005, October 24, 2005 and November 3, 2005).

You should not place undue reliance on forward-looking statements, which speak only as of the date of this document. Except for any obligation to disclose material information under the Federal securities laws, none of the NYSE, Archipelago or the combined company after the completion of the transactions undertake any obligation to release publicly any revisions to any forward-looking statements to reflect events or circumstances after the date of this document.



Contact: Eric Ryan

Phone: 212.656.2411

Email:  eryan@nyse.com